Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated February 12, 2013, relating to the consolidated financial statements and financial statement schedule of Huntsman International LLC and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s application of new accounting guidance relating to its method of accounting for transfers of accounts receivable under the Company’s accounts receivable securitization programs, effective January 1, 2010),  appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 25, 2013